October 9, 2024

Robert I. Kauffman
Chief Executive Officer
Aldel Financial II Inc.
104 S. Walnut Street, Unit 1A
Itasca, IL 60143

       Re: Aldel Financial II Inc.
           Registration Statement on Form S-1
           Filed September 30, 2024
           File No. 333-282397
Dear Robert I. Kauffman:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed September 30, 2024
Prospectus Summary
Our Business Combination Process, page 12

1. We note your revised disclosure that: "We expect this company to have priority with respect to such acquisition opportunities because our goal is to complete a business combination with a strong target company, as we did in Aldel I, and build a track record which includes the successful completion of our initial business combination before turning to other potential opportunities in the market for subsequently formed special purpose acquisition companies." Please specify the way or ways in which you believe Hagerty Inc. was a strong target company for Aldel I.
Dilution, page 92

2. We refer to our previous comment 3. Since net cash per share will decrease as a result of a deferred underwriting fee and any additional financial advisory fees, these should
 October 9, 2024
Page 2

       be reflected as deductions to the company's net tangible book value. Please clarify for us and in the filing why you are adding back these fees.
Sponsor Ownership, page 144

3. We note your response to previous comment 5 explaining certain limitations on the interests in the sponsor to be held by the non-managing sponsor members. Please revise your disclosure here to note the proposed investment by the non-managing sponsor members and the reason these investors will not hold any material direct or indirect interests in the sponsor, as explained in your response letter.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Julie Sherman at 202-551-3640 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Margaret Sawicki at 202-551-
7153 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Giovanni Caruso, Esq.